

Mail Stop 4631

April 15, 2016

Via E-mail
Daniel S. Fishbein, Esq.
Vice President & General Counsel
Axiall Corporation
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

>   **Re: Axiall Corporation**
>   **Preliminary Proxy statement filed on Schedule 14A**
>   **Filed April 7, 2016**
>   **File No. 1-09753**
>
>   **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
>   **Filed February 16 and April 4, 2016**
>   **File No. 1-09753**

Dear Mr. Fishbein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

Significant Accomplishments in 2015, page 4

1.   The inclusion of valuations in proxy materials is only appropriate and consonant with Exchange Act Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations of the valuation information. Refer to Exchange Act Release No. 16833 (May 23, 1980). With a view towards disclosure, please provide us with support for the statement indicating that the Company

"initiated a strategic review of our Building Products business, which is expected to include a sale of that business that the Company believes *could generate up to an aggregate of $600 to $700 million of after-tax net proceeds*." (emphasis added)

Cost of Soliciting Proxies, page 12

2.   Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

3.   We note that proxies may be solicited in person, by mail, telephone or facsimile. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Election of Directors, page 14

4.   Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

5.   Please disclose, if true, that each of the nominees has consented to serve as a director of the Company if elected, and that each of the nominees has consented to being named in the proxy statement. See Exchange Rule 14a-4(d).

Proxy Card

6.   We note your disclosure to the effect that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting and any adjournment or postponement. As a reminder, please note that if Messrs. Mansfield, Mann, Jr. and Fishbein wish to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

7.   We note your statements that Westlake "intends to move forward with its efforts to elect its own hand-picked slate of directors to the Axiall board who would be supportive of Westlake's proposed transaction and that you are concerned 'Westlake's nominees would have inherent conflicts given Westlake's focus on acquiring Axiall.'" In future filings,

please refrain from implying that the Westlake nominees would not act consistently with their fiduciary duties to all security holders, or advise us as to the basis for this statement.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754, Jennifer López, Staff Attorney, at (202) 551-3792 with any other questions.

Sincerely,

/s/ Jay Ingram *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: David S. Phillips (*via email*)
       Axiall Corporation

       Robert A. Profusek (*via email*)
       Jones Day